                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No ___)*


                                  Datakey, Inc.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                   237909 10 6
                      ------------------------------------
                                 (CUSIP Number)

                               Thomas G. Lovett IV
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-3273
                           Fax Number: (612) 371-3207
                      ------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages
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CUSIP No. 23709 10 6                  13D                      Page 2 of 6 Pages
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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                      Raymond A. Lipkin
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (see instructions)                                      (a)      [_]
                                                                   (b)      [_]
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    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Raymond A. Lipkin is a citizen of the United States.
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF                                                      469,000
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY                                                          -0-
         EACH          ---------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON                                                       469,000
        WITH:          ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                                                         -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      469,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
            CERTAIN SHARES (see instructions)
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                      IN
--------------------------------------------------------------------------------
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ITEM 1. Security and Issuer

     This statement relates to shares of the common stock, par value $0.05 per share (the "Common Stock"), of Datakey, Inc., a Minnesota Corporation (the "Issuer"), whose principal executive offices are located at 407 West Travelers Trail, Burnsville, Minnesota 55337-2554.

ITEM 2. Identity and Background

        (a) Name. This statement is being filed by Raymond A. Lipkin.

        (b) Address: Mr. Lipkin's address is 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

        (c) Mr. Lipkin is retired. He was previously employed as an investment advisor.

        (d) During the last five years, Mr. Lipkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

        (e) During the last five years, Mr. Lipkin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

        (f) Citizenship. Mr. Lipkin is a citizen of the United States.


ITEM 3. Source And Amount of Funds or Other Consideration

        The Common Stock and Warrants of the Issuer acquired by Mr. Lipkin during the past six months were purchased for cash, in open market transactions and private placements by the Issuer, using personal funds. These securities are in addition to Mr. Lipkin's previous holdings of 66,000 shares of Common Stock and 22,000 Warrants for purchase of Common Stock of the Issuer.

ITEM 4. Purpose of Transaction

        Mr. Lipkin acquired the shares of Common Stock and Warrants for purchase of Common Stock reported on this Schedule 13D for personal investment purposes. Mr. Lipkin has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


                               Page 3 of 6 Pages
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ITEM 5. Interest in Securities of the Issuer

        (a) As of the date of this filing, Mr. Lipkin beneficially owns 469,000 shares of Common Stock, including 182,000 Warrants exercisable within 60 days for purchase of shares of Common Stock, representing approximately 9.3% of the outstanding shares of Common Stock of the Issuer. This percentage is based upon 4,851,772 shares of Common Stock outstanding, as reported by Company's Chief Financial Officer at November 4, 1999.

        (b) Mr. Lipkin has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares.

        (c) Transactions in the Common Stock effected by Mr. Lipkin in the last 60 days are described on the attached Appendix A and incorporated herein by reference. All such transactions were purchases effected in the open market or as a result of private placements by the Issuer.

        (d) Not applicable.

        (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Mr. Lipkin does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


ITEM 7. Materials to be filed as Exhibits

        Appendix A - Transactions in Securities of the Issuer


                               Page 4 of 6 Pages
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                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 4, 1999


                                        /s/Raymond A. Lipkin
                                        -----------------------------------
                                        Raymond A. Lipkin


                               Page 5 of 6 Pages
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                                   APPENDIX A

        Transactions by Raymond A. Lipkin in Securities of Datakey, Inc.



                         No. of Shares Purchased               Total
         Date             in the Last Sixty Days          Purchase Price
         ----            -----------------------          --------------

       10-29-99             160,000 shares                   $200,000
                            160,000 warrants                       --

       09-23-99              61,000 shares                     93,945



                               Page 6 of 6 Pages